THERMAGE, INC.

25881 INDUSTRIAL BOULEVARD

HAYWARD, CA 94545

November 6, 2006

Via EDGAR Transmission and Facsimile

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Attn: Don Hunt

Re:	Thermage, Inc. (File No. 333-136501)

Dear Mr. Hunt:

On behalf of Thermage, Inc. (the “Company”), we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the Company’s Registration Statement on Form S-1 effective on November 8, 2006 at 4:00 p.m. E.S.T. or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Commission. The Company hereby authorizes David J. Saul or Evan Y. Ng of Wilson Sonsini Goodrich & Rosati, P.C., counsel to the Company, to make such request on our behalf.

In connection with the above-captioned Registration Statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this filing to David J. Saul at (650) 320-4872.

Sincerely,

/s/ Stephen J. Fanning
Stephen J. Fanning
President and Chief Executive Officer

cc:	David J. Saul, Wilson Sonsini Goodrich & Rosati, P.C.
Evan Y. Ng, Wilson Sonsini Goodrich & Rosati, P.C.
Lora D. Blum, Heller Ehrman LLP

Global Markets & Investment Banking 4 World Financial Center - 5[t]h Floor New York, New York 10080 212-449-6500

November 6, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549

Re:	Thermage, Inc.
Registration Statement on Form S-1
File No. 333-136501

Gentlemen:

We hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. EST on November 8, 2006, or as soon thereafter as possible, pursuant to Rule 430A.

The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33- 4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as joint-lead managers, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

In connection with the foregoing and pursuant to Rule 460 please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated October 24, 2006.

N.Y.S.E.	1
Financial Services and Publications	15
N.A.S.D.	5
Underwriters	4,528
Dealers	15
Individuals & Corporations	1,885
MLPF&S Inc. Branch Offices	4,742

	11,191	Copies

Very truly yours,

MERRILL LYNCH & CO.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

THOMAS WEISEL PARTNERS LLC

WACHOVIA CAPITAL MARKETS, LLC

C.E. UNTERBERG, TOWBIN, LLC

MAXIM GROUP LLC

As Representatives

BY: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Palma Mazzolla
Palma Mazzolla
Authorized Signatory